Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

June 16, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 16, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Lion Group Holding Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following securities:

American depositary shares, each representing one Class A ordinary share, par value US$0.0001 per share

Class A ordinary shares, par value US$0.0001 per share*

Warrants, each exercisable for one American depositary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

**Application to be made for listing, not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.*

William Slattery